EXHIBIT 21

LIST OF SUBSIDIARIES

NAME OF SUBSIDIARY	JURISDICTION OF ORGANIZATION
PAS, Inc.	Virginia
Blueprint Technologies, Inc.	Virginia
Vangent Puerto Rico, Inc.	Puerto Rico
Vangent Canada, Limited	Canada
Vangent, Ltd.	United Kingdom
Vangent Argentina, S.A.	Argentina
Vangent Venezuela, C.A.	Venezuela
Vangent Servicios de Mexico, S.A. de C.V.	Mexico
Vangent Mexico, S.A. de C.V.	Mexico